UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒	Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on August 24, 2015, as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 779,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.99% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the Amended and Restated U.S. Offer to Purchase, dated September 1, 2015, as amended on September 3, 2015 (the “U.S. Offer to Purchase”).

Except as otherwise set forth in this Amendment No. 6, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

1.	The following sentences:

“The rights of U.S. holders to bring suits in the Republic of China in relation to the ROC Offer are more limited than in the U.S. in relation to the U.S. Offer. Therefore, U.S. holders bringing suits in the Republic of China in relation to the ROC Offer may have more difficulty protecting their interests than they would in the U.S. in relation to the U.S. Offer. It may also be difficult to effect service of process or enforce judgments obtained outside of the Republic of China upon assets or persons located in the Republic of China.”

are added to the U.S. Offer to Purchase in each of the following places: (a) after the third sentence of the last paragraph under the caption “What are the principal differences between the U.S. Offer and the ROC Offer?” in the “Summary Term Sheet” and (b) after the third sentence of the last paragraph under “The Offer—Section 1—Background of the U.S. Offer—the Dual Offer Structure”.

2.	The third sentence of the first paragraph under the caption “How long do I have to decide whether to tender in the U.S. Offer?” in the “Summary Term Sheet” is deleted and replaced with the following:

“If the ROC Offer is extended, the U.S. Offer will, in all circumstances, be extended so that each Offer expires on the same calendar day.”

3.	The fourth sentence of the first paragraph under “The Offer—Section 3—Acceptance for Payment and Payment” is deleted.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(17) Investor Communication dated September 8, 2015.

(a)(18) Republic of China Newspaper Advertisement dated September 8, 2015”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

EXHIBIT INDEX

Item 12. Exhibits.

Exhibit No.	Description
(a)(17)	Investor Communication dated September 8, 2015.
(a)(18)	Republic of China Newspaper Advertisement dated September 8, 2015.